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SECURI 18005768

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freimark Blair & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Park Way-2nd Floor
(No. and Street)

Upper Saddle River	NJ	07458
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald H. Freimark (201) 760-0080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J. Kremer, CPA
(Name – *if individual, state last, first, middle name*)

27 Beach Road, Suite C0-5B	Monmouth Beach	NJ	07750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald H. Freimark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freimark Blair & Company, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald H. Freimark, CEO and Chairman of Freimark Blair & Company, Inc., is a founder and Director of Trans-National Research Corporation, a geo-political research corporation. Mr. Freimark's wife Lucille Amato, is a majority owner of Trans-National Research Corporation. and Global Assessments. Global Assessments is a General Partner of Free Market Capital , L.P and Short Term Equity Trading L.P.. Mr. Freimark is minority investor in Free Market Capital L.P.

Donald H. Freimark
Signature

Chairman, C.E.O.
Title

Kerri K. Campbell ID 2384397 exp 4/6/2019
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Freimark Blair & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Freimark Blair & Co., Inc., as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Freimark Blair & Co., Inc., as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Freimark Blair & Co., Inc.'s management. Our responsibility is to express an opinion on Freimark Blair & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Freimark Blair & Co., Inc., in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Freimark Blair & Co., Inc.'s auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
March 8, 2018

FREIMARK, BLAIR & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash & cash equivalents	$ 633,738
Securities owned at market	0
Prepaid expenses	5,472
Other receivables	384,730
TOTAL ASSETS	$ 1,023,940

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 36,736
TOTAL LIABILITIES	36,736
STOCKHOLDERS' EQUITY	
Class A voting common stock, no par value, authorized 2,000 shares issued and outstanding, 1,000 shares	50,000
Class B non-voting common stock, no par value, authorized 400 shares issued and outstanding, 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares none issued and outstanding	0
Less treasury stock at cost	(751,615)
Retained earnings	1,686,319
TOTAL STOCKHOLDERS' EQUITY	987,204
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,023,940

Please see the notes to the financial statement.

Freimark, Blair & Co., Inc.
Notes to the Financial Statement
For the Year Ended December 31, 2017

1. Organization

Freimark, Blair & Co., Inc. (the Company) is a privately held corporation formed in New York in 1982 for the purpose of conducting business as a securities broker/dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients and trades for its own account.

2. Summary of Significant Accounting Policies

Use of Estimates-The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses at the date of the financial statement and for the period they include. Actual results may differ from these estimates.

Revenues-Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection. Realized gains and losses from trading revenues are recorded on the trade date. Open positions are marked to the market using the closing settlement process of the open positions at the report date.

Cash-For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual stockholders and therefore, no provision for federal income taxes has been included in the financial statement. A provision for state income taxes has been included in the financial statement (see note 8.).

3. Fair Value of Financial Instruments

Fair-Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumption market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined is based on the lowest level input that is significant to the fair value measurement.

Cash, deposits with clearing brokers, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker

5. Related Party Transactions

The Company rents office space on a month-to-month basis from a party related by common ownership control. The Company is also due a loan receivable from the related party in the amount of $240,000 and other receivables in the amount of $131,200.

Freimark, Blair & Co., Inc.
Notes to the Financial Statement (Continued)
For the Year Ended December 31, 2017

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits and deposits with clearing brokers, which are uninsured. If the clearing broker becomes insolvent, the Company's assets at the clearing broker could become impaired.

The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $597,002 which exceeded the minimum requirement of $100,000 by $497,002. The Company's ratio of aggregate indebtedness to net capital was .0615 to 1

8. Income Tax Provision

Provision for income taxes is comprised of the following:	
Net income (loss) before provision for income taxes	$(61,647)
State Income Tax	
NY-Statutory minimum	$25
NJ-Income tax	$2,000
Federal income Tax	
S-Corporation-disregarded entity	$0
Provision for income Taxes	$2,025

9. Subsequent Events

Due to contracting margins in the institutional emerging market bond industry, the firm has elected to exit that business, a major revenue source, and explore more profitable opportunities.